EDWARDS WILDMAN PALMER LLP 111 HUNTINGTON AVENUE BOSTON, MA 02199 +1 617 239 0100 main +1 617 227 4420 fax edwardswildman.com

EXHIBIT 5.1

July 29, 2014

Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form S-1, File No. 333-197075 (as amended from time to time, the “Registration Statement”), of Sevcon, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”), which includes a prospectus (the “Prospectus”) to be furnished to stockholders of the Company in connection the anticipated issuance by the Company to its stockholders of transferable subscription rights (the “Rights”) entitling the holders thereof to purchase up to 465,500 shares of Series A Convertible Preferred Stock, par value $0.10 per share (the “Preferred Shares”), of the Company.

The Registration Statement relates to the Rights, the Preferred Shares, up to 1,396,500 shares of the Company’s Common Stock, par value $0.10 per share (“Common Stock”) issuable by the Company upon conversion of the Preferred Shares (the “Underlying Shares”), and up to 279,300 shares of Common Stock issuable, at the election of the Company and in accordance with the terms of the Preferred Stock, in payment of dividends on the Preferred Shares (the “Dividend Shares”). The Rights, the Preferred Shares, the Underlying Shares and the Dividend Shares are collectively referred to herein as the “Securities.”

We have acted as your counsel in connection with the preparation of the Registration Statement and are familiar with certain proceedings taken and proposed to be taken by the Company in connection with the authorization and issuance of the Securities.  We have made such examination as we consider necessary to render this opinion.

We do not express any opinion as to the laws of any jurisdiction other than the State of Delaware.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that:

1.	The Rights have been duly authorized and, when issued, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

2.	The Preferred Shares have been duly authorized and, when issued and delivered against payment therefor upon due exercise of Rights as contemplated in the Prospectus, the Preferred Shares will be validly issued, fully paid and nonassessable.

July 29, 2014

3.	The Underlying Shares have been duly authorized and, when issued and delivered upon conversion of Preferred Shares in accordance with the Company’s Restated Certificate of Incorporation, the Underlying Shares will be validly issued, fully paid and nonassessable.

4.	Upon dividends being duly and validly declared by the Board of Directors of the Company out of funds legally available therefor and payable in the form of Dividend Shares, and when issued and delivered pursuant to such declaration, such Dividend Shares will be duly authorized and will be validly issued, fully paid and nonassessable.

We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Edwards Wildman Palmer LLP

Edwards Wildman Palmer LLP